Exhibit 99.1

Lavie Bio Announces Appointment of Amit Noam
as its Incoming Chief Executive Officer

Rehovot, Israel – March 29, 2023 — Lavie Bio Ltd. (“Lavie Bio”), a subsidiary of Evogene Ltd. ("Evogene") (Nasdaq: EVGN, TASE: EVGN), and a leading ag-biologicals company focusing on improving food quality, sustainability, and agriculture productivity through the introduction of microbiome-based products, today is pleased to announce the appointment of Mr. Amit Noam as Chief Executive Officer (“CEO”) of Lavie Bio, effective as of April 16, 2023.

Mr. Noam has extensive experience as a senior executive, particularly in the agriculture and healthcare sectors, leading teams in the development and execution of commercialization strategies, driving long-term growth and value-creation for businesses. Since 2018, Mr. Noam served as Chief Operating Officer of AgriTask, an ag-tech company, leading the company’s commercial and operational strategies, as well as successfully supporting multiple fund-raising rounds. He also has previous experience with leading pharma company, Teva Pharmaceuticals, as well as Shaldor, an Israeli consulting firm, and Themis UAV, providing robotics solutions.

Mr. Noam holds an MBA from Tel Aviv University and a BSc in Industrial and Management Engineering from Ben-Gurion University in Beer Sheva, Israel.

Amit Noam, incoming CEO of Lavie Bio, stated, “I have a passion for technological innovation that positively impacts society. I strongly believe in Lavie Bio’s vision of improving food quality, agricultural sustainability, and productivity through ag-biological products, built using Evogene’s strong underlying AI tech-engines. Furthermore, Lavie Bio has a string of impressive achievements, as well as world leading partners and investors supporting it, namely Corteva and ICL Group. I am honored to have been given this opportunity to assume the CEO position of Lavie Bio, and I am excited to be joining the company at this key juncture in its development.”

Ofer Haviv, Lavie Bio Chairperson & Evogene’s President and CEO, added, “We are delighted to welcome Amit to the Evogene Group, to assume the leadership of Lavie Bio. Amit has a strong track record in leading early-stage companies through their commercial development stages, and I believe he is the right candidate to lead Lavie Bio. I believe he will prove instrumental in advancing the goals of the company, especially as we scale up manufacturing and increase sales for our bio-stimulant, Thrivus™, advance our pipeline including LAV311 (Lavie Bio’s novel bio-fungicide targeted for a commercial launch in 2024), and extend the scope of our collaborations with our leading global partners”.

About Lavie Bio Ltd.

Lavie Bio, a subsidiary of Evogene Ltd., aims to improve food quality, sustainability, and agriculture productivity through the introduction of microbiome-based ag-biological products. Lavie Bio utilizes a proprietary computational predictive platform, the BDD platform, powered by Evogene’s proprietary MicroBoost AI tech-engine, harnessing the power of big data, artificial intelligence, and advanced informatics, for the discovery, optimization and development of bio-stimulant and bio-pesticide products.

For more information, please visit www.lavie-bio.com

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses scale up manufacturing and increase sales for Thrivus™, advance our pipeline including LAV311, and extend the scope of collaborations with Lavie Bio’s leading global partners. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contacts
Kenny Green, Investor Relations E: kenny.green@evogene.com T: +1 212 378 8040